                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

              NORTH AMERICAN GAMING AND ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  656863 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)

      RONALD D. BLAYLOCK, 13150 COIT ROAD, SUITE 125, DALLAS, TEXAS 75240
      WITH A COPY TO: MIKE PARSONS, ESQ., GLAST, PHILLIPS & MURRAY, P.C.
        13355 NOEL ROAD, 2200 ONE GALLERIA TOWER, DALLAS, TEXAS  74240
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              SEPTEMBER 18, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  656863 10 7                                        PAGE 2 OF 12 PAGES
----------------------                                        ------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           International Tours, Inc.     ID #73-1320523

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [ ]
                                                                     (b)    [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]


--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Oklahoma

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER

 Number of                      17,386,960
   Shares
Beneficially          ----------------------------------------------------------
  Owned by
   Each               8    SHARED VOTING POWER
 Reporting
  Person
   With               ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                                17,386,960

                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,386,960

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.6%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  656863 10 7                                        PAGE 3 OF 12 PAGES
----------------------                                        ------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           I. T. Financial Corporation   ID #48-0769428

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [ ]
                                                                     (b)    [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Oklahoma

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER

 Number of                      192,326
   Shares
Beneficially          ----------------------------------------------------------
  Owned by
   Each               8    SHARED VOTING POWER
 Reporting
  Person                        17,386,960
   With
                      ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                                192,326

                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                                17,386,960

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,579,286

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.1%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

           CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  656863 10 7                                        PAGE 4 OF 12 PAGES
----------------------                                        ------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hawes Partners               ID #73-1528544

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [ ]
                                                                     (b)    [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Oklahoma

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER

 Number of
   Shares
Beneficially          ----------------------------------------------------------
  Owned by
   Each               8    SHARED VOTING POWER
 Reporting
  Person                        17,579,286
   With
                      ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER



                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                                17,579,286

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,579,286

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.1%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  656863 10 7                                        PAGE 5 OF 12 PAGES
----------------------                                        ------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edwin Hugh Hawes II           ID ####-##-####

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [ ]
                                                                     (b)    [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER

 Number of                      2,334
   Shares
Beneficially          ----------------------------------------------------------
  Owned by
   Each               8    SHARED VOTING POWER
 Reporting
  Person                        17,579,286
   With
                      ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                                2,334

                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                                17,579,286

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,581,620

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.1%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  656863 10 7                                        PAGE 6 OF 12 PAGES
----------------------                                        ------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           A. Keith Weber                ID ####-##-####

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [ ]
                                                                     (b)    [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER

 Number of                      93,729
   Shares
Beneficially          ----------------------------------------------------------
  Owned by
   Each               8    SHARED VOTING POWER
 Reporting
  Person                        17,579,286
   With
                      ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                                93,729

                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                                17,579,286

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,673,015

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.3%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  656863 10 7                                        PAGE 7 OF 12 PAGES
----------------------                                        ------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald D. Blaylock            ID ####-##-####

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [ ]
                                                                     (b)    [ ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER

 Number of                      5,834
   Shares
Beneficially          ----------------------------------------------------------
  Owned by
   Each               8    SHARED VOTING POWER
 Reporting
  Person                        17,579,286
   With
                      ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                                5,834

                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                                17,579,286

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,585,120

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.1%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

     Common stock, par value $.01 per share (the "Common Stock"), of North American Gaming and Entertainment Corporation (the "Issuer"), 13150 Coit Road, Suite 125, Dallas, Texas 75240.

ITEM 2.        IDENTIFY AND BACKGROUND.

     (a)  No change.

     (b) The principal business address of the entities, and the residence address of the natural persons, listed in (a), above, are as follows:

          (i)   No change.

          (ii)  No change.

          (iii) No change.

          (iv)  No change.

          (v)   No change.

          (vi)  No change.

     (c)  No change.

     (d)  No change.

     (e)  No change.

     (f)  No change.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

     Effective September 18, 1998, International Tours converted the remaining 3,096,000 shares of Series B Preferred Stock into 3,096,000 shares of Common Stock and 5,452,854 shares of Common Stock were issued to International Tours by the Issuer pursuant to a contractual anti-dilution right held by International Tours which was triggered upon the conversion by the Issuer of 1,287,000 shares of Class A Preferred Stock of the Issuer into 8,240,000 shares of Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

     No change, except the Issuer may sell the assets of GalaxSea and/or IT Cruise pursuant to a transaction under negotiations with Points North Digital Technologies, Inc., although there can be no assurance.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

     (a) International Tours owns of record and beneficially the 17,386,960 shares of Common Stock issued by the Issuer in connection with the Acquisition and in connection with the conversion of Class A Preferred Stock. ITFC beneficially owns approximately 49.38% of the outstanding shares of International Tours and Partners beneficially owns approximately 48.14% of the outstanding shares of International Tours. Moreover, Partners beneficially owns approximately 65% of the outstanding shares of ITFC. Each of Hawes, Weber and Blaylock own one-third of Partners. Consequently, the 17,386,960 shares of Common Stock owned of record and beneficially by International Tours may also be deemed to be beneficially owned by each of ITFC, Partners, Hawes, Weber and Blaylock.

     In addition to the 17,386,960 shares of Common Stock owned of record by International Tours and which may be deemed to be beneficially owned by ITFC, ITFC owns of record and beneficially 192,326 shares of Common Stock, resulting in total beneficial ownership of 17,579,286 shares of the Issuer. These shares may be deemed to be beneficially owned by each of Partners, Hawes, Weber and Blaylock.

     Partners does not directly own any shares of the Issuer.

     In addition to the 17,579,286 shares of Common Stock which may be deemed to be beneficially owned by Hawes through his one-third partner interest in Partners, Hawes owns of record and beneficially 2,334 shares of Common Stock.

     In addition to the 17,579,286 shares of Common Stock which may be deemed to be beneficially owned by Weber through his one-third partner interest in Partners, Weber owns of record and beneficially 93,729 shares of Common Stock.

     In addition to the 17,579,286 shares of Common Stock which may be deemed to be beneficially owned by Blaylock through his one-third partner interest in Partners, Blaylock owns of record and beneficially 5,834 shares of Common Stock.

     (b)  No change.

     (c) There have been no transactions by the reporting persons in the Common Stock or Series B Preferred Stock during the past 60 days except for the conversion by International Tours of 3,096,000 shares of Series B Preferred Stock into 3,096,000 shares of Common Stock effective

September 18, 1998, and the issuance by the Issuer of 5,452,854 shares of Common Stock effective September 18, 1998 to International Tours under its anti-dilution agreement upon conversion by the Issuer of 1,287,000 shares of Class A Preferred Stock into 8,240,000 shares of Common Stock.

     (d)  No change.

     (e)  No change.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   -  Joint Filing Agreement among the filing persons.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1998           INTERNATIONAL TOURS, INC.


                                    By:    /s/ Ronald D. Blaylock
                                         ---------------------------------------
                                         Ronald D. Blaylock, President

Dated: September 28, 1998           IT FINANCIAL CORPORATION


                                    By:    /s/ Ronald D. Blaylock
                                         ---------------------------------------
                                               Ronald D. Blaylock, President

Dated: September 28, 1998           HAWES PARTNERS

                                    By:    /s/ Ronald D. Blaylock
                                         ---------------------------------------
                                               Ronald D. Blaylock, General
                                               Partner


                                    By:    /s/ Edwin Hugh Hawes, II
                                         ---------------------------------------
                                               Edwin Hugh Hawes, II,
                                               General Partner

                                    By:    /s/ A. Keith Weber
                                         ---------------------------------------
                                               A. Keith Weber, General
                                               Partner


Dated: September 28, 1998             /s/ Edwin Hugh Hawes, II
                                    --------------------------------------------
                                          EDWIN HUGH HAWES, II, Individually


Dated: September 28, 1998             /s/ A. Keith Weber
                                    --------------------------------------------
                                          A. KEITH WEBER, Individually


Dated: September 28, 1998             /s/ Ronald D. Blaylock
                                    --------------------------------------------
                                          RONALD D. BLAYLOCK, Individually